Filed by Harris Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Harris Stratex Networks, Inc.
                              (Registration File No. 333-137980)
This filing consists of certain communications made in connection with the announcement of a Formation, Contribution and Merger Agreement, dated as of September 5, 2006, between Harris Corporation and Stratex Networks, Inc.:
Set forth below is the text of a communication made available to employees of the Microwave Communications Division of Harris Corporation via intranet on October 18, 2006.

Integration News	October 18, 2006
Weekly Update from Tim Hansen and Jude Johnson, Integration Team Leaders
The Harris Stratex Networks Integration Team had its first face-to-face meeting October 11-12 in Research Triangle Park, NC. This was an exciting couple of days, during which we focused on creating a new company. Meeting attendees included the Integration Steering Committee, Integration Team Leaders, Functional Leads, Support Members and others as listed below.
Integration Steering Committee

Guy Campbell	Harris MCD
Sally Dudash	Harris MCD
Steve Gilmore	Harris MCD
Tom Waechter	Stratex Networks
Integration Team Leaders

Tim Hansen	Stratex Networks
Jude Johnson	Harris MCD
Integration Functional Leads

Communications	Kami Spangenberg	Harris MCD
Engineering	Paul Kennard	Stratex Networks
Facilities	Meena Elliott	Harris MCD
Finance	Bob Kamenski	Stratex Networks
	Stephanie Suggs	Harris MCD
HR	John Roy	Harris MCD
International Sales & Services	Larry Brittain	Stratex Networks
IT	Lee Jones	Stratex Networks
Marketing	Shaun McFall	Stratex Networks
North American Sales & Services	Jayne Leighton	Harris MCD
Operations	Heinz Stumpe	Stratex Networks
PLM	John Koenig	Harris MCD
Quality/Customer Satisfaction	Steve Arling	Harris MCD
Integration Support Members

Engineering	Lou Salinas	Stratex Networks
IT	Richard Plane	Harris
Operations	Charlie Roberts	Harris MCD
PLM	Asif Rahman	Harris MCD
Other Attendees
Juan Otero, Legal, Stratex Networks
Bain & Company, Inc. (consultants)
PRTM (consultants)

During this highly collaborative meeting, everyone shared their ideas in an atmosphere of open communication. Guy Campbell and Tom Waechter united the team by sharing the new company vision, mission, values, guiding principles and quality policy. They also reviewed our business plan goals, which clearly reinforced the value of the deal and what we’re working toward. We reviewed the preliminary employee survey results and created steps to make sure we don’t lose sight of what we want the new company to be.
The Integration Functional Leads presented their initial integration plans and actions were determined to link the right people and resources to each plan. We also developed a set of Day One activities to ensure that we can conduct business as Harris Stratex Networks on the day we close.
The Integration process is in full swing, with weekly transition meetings taking place among all team members. We will all come together for additional face-to-face meetings as the transition period continues. And, we will be sending you regular communications, so you can hear more about our progress as we create our new company.
The Integration Team is focused on creating our new company, allowing you to remain focused on driving the success of our respective companies. We understand that you may have questions about the integration process. We will keep you informed and encourage you to remain committed to your daily tasks. Stay tuned for more Integration News.

Additional information and where to find it
This communication is for informational purposes only. In connection with the transaction, Harris Stratex Networks, Inc. has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”).
This communication may be deemed to be solicitation material in respect of the proposed combination of Harris’ Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus will be mailed to the stockholders of Stratex Networks. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary.
Participants in solicitation
Stratex Networks, Harris Corporation and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks’ stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris’ 2006 Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2006. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/prospectus regarding the transaction when it becomes available.
SOURCE: Harris Corporation

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